Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—April 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	14.62%	14.62%

Less: Coupon	1.54%	1.53%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.69%	5.69%
Excess Spread:
April-03	5.89%	5.90%
March-03	6.56%	6.58%
February-03	6.04%	6.05%
Three month Average Excess Spread	6.16%	6.18%

Delinquency:
30 to 59 days	1.02%	1.02%
60 to 89 days	0.69%	0.69%
90 + days	1.42%	1.42%
Total	3.13%	3.13%

Payment Rate	9.65%	9.65%